FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
1934

August 29th , 2005

NOVA MEASURING INSTRUMENTS LTD.

Building 22 Weitzmann Science Park, Rehovoth
P.O.B 266

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.

Attached hereto and incorporated by way of reference herein the Registrants notice regarding: Nova Announces of its Appointment of a new Chief Financial Officer

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

August 29th ,2005	Nova Measuring Instruments Ltd Nova Measuring Instruments Ltd (the “Registrant”) BY: /S/ Chai Toren —————————————— Chai Toren Chief Financial Officer

Company Contact:	Investor relations Contacts:
Dror David, VP Finance	Ehud Helft / Kenny Green
Nova Measuring Instruments Ltd.	Gelbart Kahana
Tel: 972-8-938-7505	Tel: +1-866-704-6710
E-mail: info@nova.co.il	E-mail : Ehud@gk-biz.com
http://www.nova.co.il	Kenny@gk-biz.com

Nova Announces the Appointment of a new Chief Financial Officer

Dror David to take over as CFO, Chai Toren resigns as CFO after 10 years with Nova

Rehovot, Israel – August 29, 2005- Nova Measuring Instruments Ltd. (NASDAQ: NVMI), the market leader in integrated measurement and process control for the semiconductor industry, today announced Dror David is to assume the position of Chief Financial Officer in November 2005. This follows the resignation of Chai Toren in order to pursue other opportunities. Mr. Toren has agreed to remain with the company during a transition period.

Mr. Toren has been with Nova Measuring Instruments’ for ten years, serving as its Finance Manager, Operations Manager and after its initial public offering, as its Chief Financial Officer. He successfully helped steer the company from its early days as a start-up company to a successful publicly listed company. Through his time at Nova, Mr. Toren also played a major role in the success of Nova’s IPO, was responsible for maintaining relations with the investing community, and most recently he was leading the company’s efforts into compliance with the Sarbanes-Oxley requirements.

Dror David will serve in the position of Chief Financial Officer after a 4-month transition period. Mr. David has been with Nova Measuring Instruments’ since 1998, in the positions of Controller, Operations Manager and currently serves as Finance Manager & Corporate Secretary. Before joining the company, Mr. David worked as an Audit Manager for Deloitte & Touche, one of the top-4 accounting firms.

Chai Toren commented, “I have thoroughly enjoyed my time with Nova and I believe that I am leaving behind a strong company, that is well positioned with the right strategy, right technology and right people for great business success. After ten years, I am very much looking forward to pursuing new challenges and opportunities. I have worked closely with Dror for many years and wish him every success in his new position as CFO.”

Dr. Giora Dishon, Chief Executive Officer, thanked Chai for his great contribution to the company over the years and said, “Chai has been an exceptional CFO and we will miss him. We are very pleased that he has chosen to stay to ensure a smooth transition to his replacement, Dror David, also a long-time veteran of Nova. Dror’s strong accounting background and experience both prior to and within Nova, makes him the ideal candidate for the job.”

Mr. Dishon concluded, “We wish Chai every success in the future and thank him for his long service to Nova’s success.”

About Nova: Nova Measuring Instruments Ltd. develops, designs and produces integrated process control systems in the semiconductor manufacturing industry. Nova provides a broad range of integrated process control solutions that link different semiconductor processes and process equipment. The Company’s website is www.nova.co.il